Exhibit 1

PROXY STATEMENT

ALADDIN KNOWLEDGE SYSTEMS LTD.
15 Beit Oved Street
Tel Aviv Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 7, 2005

The enclosed proxy is being solicited by the board of directors (the “Board”) of Aladdin Knowledge Systems Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on December 7, 2005, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value 0.01 New Israeli Shekels (“NIS”), of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented by the executed proxy will be voted in favor of each of the resolutions described in this proxy statement. The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to and received by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about November 9, 2005. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on October 28, 2005 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. At the Record Date, 14,417,150 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association (the “Articles”) do not permit cumulative voting for the election of directors or for any other purpose. Two or more shareholders present (who are not in default in payment of any sum referred to in the Articles), personally or by proxy, representing 33 1/3% of the voting power of the issued share capital of the Company, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened, a quorum is not present, the meeting shall stand adjourned until December 14, 2005 at the same location and hour, with no further notice being sent to the shareholders or to such later date and such time as the Chairman may determine with the consent of a majority of all the votes of the shareholders present and entitled to vote. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any persons present personally or by proxy, shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

The following proposals will be submitted for consideration by the shareholders at the Meeting:

         1.         To consider and act upon a resolution to approve our Audit Committee’s recommendation to appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as our independent public accountants for the year ending December 31, 2005 and for the period commencing January 1, 2006 and until the next annual general meeting of shareholders, and to authorize our Board of Directors to fix the remuneration of our auditors in accordance with the volume and nature of their services. Such remuneration will also be approved by the Audit Committee of our Board of Directors.

         2.         To consider and act upon a resolution to elect Messrs. Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

         3.         To receive management’s report on the business of the Company for the year ended December 31, 2004.

Approval of each of Proposals I and II stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions.

PRINCIPAL SHAREHOLDERS

The following table shows as of October 28, 2005, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days after October 28, 2005 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is c/o Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv 61110, Israel. The percentage of shares beneficially owned is based on 14,417,150 Ordinary Shares outstanding on that date.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares

Jacob (Yanki) Margalit [1]	1,860,795	12.8%

Dany Margalit [2]	891,695	6.2%

Juniper Trading Services [3]	2,104,700	14.6%

FMR Corp. and Fidelity International
Limited [4]	825,000	5.7%

All directors and officers as a group
(14 persons) [5]	2,962,840	20.2%

(1) Consists of 1,760,795 Ordinary Shares and options to purchase 100,000 Ordinary Shares.
(2) Consists of 859,195 Ordinary Shares and options to purchase 32,500 Ordinary Shares.
(3) Based on a Schedule 13D filed on September 29, 2000, consists of 2,104,700 Ordinary Shares. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.
(4) Based on a notice given to the Company on October 13, 2005, pursuant to section 37 of the Israeli Securities Law-1968. FMR Corp. and Fidelity International Limited are the parent companies of various investment advisors that manage institutional accounts or open-end investment companies, that have acquired in the aggregate 825,000 Ordinary Shares. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109, and the address of Fidelity International Limited is P.O. Box HM670, Hamilton HMCX, Bermuda.
(5) Consists of 2,636,990 Ordinary Shares and options to purchase 342,850 Ordinary Shares.

PROPOSALS FOR THE MEETING

PROPOSAL I
APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

At the Meeting, our shareholders will be asked to approve the Audit Committee’s recommendation to appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the independent public accountants of the Company for the year ending December 31, 2005 and for the period commencing January 1, 2006 and until the next annual general meeting of shareholders. The Audit Committee believes that the selection of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the independent public accountants is appropriate and in the best interests of the Company and its shareholders. Our shareholders will also be asked to authorize our Board of Directors to fix the remuneration of Kost, Forer, Gabbay & Kasierer in accordance with the volume and nature of their services. Such remuneration will also be approved by the Audit Committee of our Board of Directors.

A representative of Kost, Forer, Gabbay & Kasierer will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Kost, Forer, Gabbay & Kasierer for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to ratify the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2005 and for the period commencing January 1, 2006 and until the next annual general meeting of shareholders, and to authorize our Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Audit Committee of the Board and the Board of Directors recommend that the shareholders vote “FOR” the ratification of the proposed resolution. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal I.

PROPOSAL II
ELECTION OF DIRECTORS

The Board of Directors of the Company, acting upon recommendation of its Nominating Committee, has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board may propose. In addition to such nominees, the Company has two outside directors who serve on its Board for fixed periods in accordance with the Israeli Companies Law –1999.

Although the shareholders of the Company are free to determine the size of the Board, until such a determination is made, the Company’s Articles of Association specify that the number of directors will be at least two but no more than eight. The Board met at least quarterly during the fiscal year ended December 31, 2004. All of the directors attended (in person, by proxy or by telephone) no fewer than 75% of those meetings.

The following nominees, all current directors of the Company, whose relevant information, including their principal occupation during at least the past five years is provided below, have advised the Company that they will continue to serve as directors if re-elected.

        Jacob (Yanki) Margalit, age 43, founded our company in 1985 and has served as our Chairman of the Board and Chief Executive Officer since 1987. Mr. Margalit served as our Chief Financial Officer from 1987 to 1993 and has served as a director since 1985. Jacob Margalit is the brother of Dany Margalit.

        Dany Margalit, age 38, joined our company in 1987 as Research and Development Manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed Executive Vice President, Research and Development. In 1998, he was appointed Executive Vice President, Technologies. Mr. Margalit holds a B.Sc. in mathematics and computer science from Tel Aviv University. Dany Margalit is the brother of Jacob Margalit.

        David Assia, age 54, has served as a director since 1993. Mr. Assia is a co-founder of Magic Software Enterprises Ltd., a provider of development and integration technology, and Mashov Computers Ltd. (currently Formula Vision), a software holding company. Mr. Assia currently serves as the Executive Chairman of Magic Software. From 1983 to 1996, Mr. Assia was the Chief Executive Officer and Chairman of Magic Software. Mr. Assia is also a member of the boards of directors of Radview Software Ltd., a developer of verification software, Babylon Ltd., a developer of translation software and the Weizmann Institute of Science. Mr. Assia holds a B.A. in economics and statistics and an M.B.A. from Tel Aviv University.

In addition to the above nominees, the Company has two directors whose terms do not presently expire. Each of them qualifies as an “outside director” as mandated by the Companies Law – 1999. Following is their biographical information:

        Dr. Menahem Gutterman has served as an external director since 2000. Dr. Gutterman is a Senior Managing Partner of Atid Capital Partners, an Israeli venture capital fund. Dr. Gutterman has served as Executive Vice President and -34- Head of the Operations Information Systems Division of Israel Discount Bank Ltd since 1992. Dr. Gutterman served as General Manager’s Assistant at Israel Discount Bank Ltd. from 1981 to 1992. Prior to joining Israel Discount Bank Ltd., from 1981 to 1982, Dr. Gutterman served as Vice President of Sales and Services at Elscint Limited, then a medical imaging devices company, as well as Managing Director of Clal Systems Ltd., from 1974 to 1980. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in mathematics from The Technion-Israel Institute of Technology. Dr. Gutterman’s term as a director of the Company will expire on December 31, 2006.

        Dr. Orna Berry has been an external director since 2001. Dr. Berry is a partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Since January 2005 she has served as Chairperson of Adamind Ltd. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California. Dr. Berry’s term as a director of the Company will expire on December 31, 2007.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to elect Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions.

The Nominating Committee of the Board of Directors recommends that the shareholders vote “FOR” the election of each of Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to Proposal II.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Your vote is important. Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.

By Order of the Board of Directors,
JACOB (YANKI) MARGALIT, Chairman

Tel Aviv, Israel
Date: November 9, 2005